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As filed with the U.S. Securities and Exchange Commission on December 10, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

Wolters Kluwer N.V.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)

The Netherlands
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Bruce C. Lenz
Executive Vice President
Chief Financial Officer
Wolters Kluwer U.S. Corp.
2700 Lake Cook Road
Riverwoods, Illinois 60015
Tel: 847-580-5020
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 319-7600

It is proposed that this filing become effective under Rule 466

                ☒    immediately upon filing
                 ☐    on (Date) at (Time)

        If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing a non-voting bearer trust certificate issued by Stichting Administratiekantoor Wolters Kluwer for an ordinary share of Wolters Kluwer N.V.	100,000,000 American Depositary Shares	$0.05	$5,000,000	$633.50

(1)
Each unit represents one American Depositary Share.

(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the form of Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (13) and (14)
	(iii)	Collection and distribution of dividends	Paragraph (12)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (14) and (16)
	(v)	Sale or exercise of rights	Paragraphs (12) and (15)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (12) and (15)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (16)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (4), (5), and (7)
	(x)	Limitation upon the liability of the Depositary	Paragraph (18)
(3)	Fees and Charges		Paragraph (8)

Item 2.    AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(a)	Statement that Wolters Kluwer N.V. furnishes the Commission with certain reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under theSecurities Exchange Act of 1934 and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph (11)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

(a)(1)	Deposit Agreement. Deposit Agreement dated as of October 31, 1989 among Wolters Kluwer N.V., JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York) as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a). Previously filed as Exhibit (a) to Registration Statement on Form F-6 (33-31903) filed with the Securities and Exchange Commission, which is incorporated herein by reference.
(a)(2)	Form of Amendment to Deposit Agreement. Filed herewith as Exhibit (a)(2).
(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).
(e)	Certification under Rule 466. Filed herewith as Exhibit (e).
(f)	Power of Attorney. Included as part of the signature pages hereto.
Item 4. UNDERTAKINGS
(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 9, 2004.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, N.A., as Depositary
By:	/s/ JOSEPH M. LEINHAUSER
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Wolters Kluwer N.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on December 9, 2004.

WOLTERS KLUWER N.V.
By:	/s/ B.L.J.M. BEERKENS
Name: B.L.J.M. Beerkens Title: Member Executive Board and CFO

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ N. MCKINSTRY N. McKinstry	Chairman Executive Board (Chief Executive Officer)	December 9, 2004
/s/ B.L.J.M BEERKENS B.L.J.M. Beerkens	Member Executive Board and Chief Financial Officer	December 9, 2004
/s/ H.J. YARRINGTON H.J. Yarrington	Member Executive Board	December 9, 2004
/s/ J.M. DETAILLEUR J.M. Detailleur	Member Executive Board	December 9, 2004
/s/ B.C. LENZ B.C. Lenz	Authorized representative in the United States	December 9, 2004

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)(2)	Form of Amendment to Deposit Agreement.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.
(e)	Rule 466 Certification

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PART I INFORMATION REQUIRED IN PROSPECTUS
CROSS REFERENCE SHEET
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURE
SIGNATURES
INDEX TO EXHIBITS